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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-88206

PROSPECTUS

                                 264,783 Shares

                           PARKER-HANNIFIN CORPORATION

                                  Common Shares
                        with par value of $.50 per share
                 (and preferred share purchase rights attached)

     Our common stock is traded on the New York Stock Exchange under the symbol "PH." On May 22, 2002, the last sale price of our common shares, as reported on the New York Stock Exchange, was $49.04 per share.

     The selling shareholder may sell its shares from time to time on the New York Stock Exchange or otherwise. It may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling shareholder will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses. We cannot assure you that the selling shareholder will sell all or any portion of our common shares offered under this prospectus. We will not receive any of the proceeds from this offering.

     Before buying any shares you should read the discussion of material risks of investing in our common shares in "Risk Factors" beginning on page 1.

                                  ------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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     The date of this prospectus is May 23, 2002.

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                               TABLE OF CONTENTS

                                                                            Page

ABOUT THIS PROSPECTUS .....................................................   i
PARKER-HANNIFIN CORPORATION ...............................................   1
RISK FACTORS ..............................................................   1
DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS ...............................   3
WHERE YOU CAN FIND MORE INFORMATION .......................................   4
INFORMATION WE INCORPORATE BY REFERENCE ...................................   4
USE OF PROCEEDS ...........................................................   5
DETERMINATION OF OFFERING PRICE ...........................................   5
SELLING SHAREHOLDER .......................................................   5
PLAN OF DISTRIBUTION ......................................................   6
LEGAL MATTERS .............................................................   8
EXPERTS ...................................................................   8

                              ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the common shares. It is not an offer to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date. References in this prospectus to the terms "we," "us" or "Parker" or other similar terms mean Parker-Hannifin Corporation, unless we state otherwise or the context indicates otherwise.


                                      -i-

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                           PARKER-HANNIFIN CORPORATION

     Parker is a leading worldwide full-line manufacturer of motion control products, including fluid power systems, electromechanical controls and related components. Fluid power involves the transfer and control of power through the medium of liquid, gas or air, in hydraulic, pneumatic and vacuum applications. Fluid power systems move and position materials, control machines, vehicles and equipment and improve industrial efficiency and productivity. Components of a simple fluid power system include a pump or compressor which generates pressure, valves which control the fluid's flow, an actuator which translates the pressure in the fluid into mechanical energy, a filter to insure proper fluid condition and numerous hoses, couplings, fittings and seals. Electromechanical control involves the use of electronic components and systems to control motion and precisely locate or vary speed in automation applications. In addition to motion control products, we also are a leading worldwide producer of fluid purification, fluid flow, process instrumentation, air conditioning, refrigeration, and electromagnetic shielding and thermal management products and we design and manufacture custom-engineered buildings. Also, through Wynn Oil Company and its subsidiaries, we develop, manufacture and market specialty chemical products and automotive service equipment and market vehicle service contracts and product warranty programs.

     Our manufacturing, service, distribution and administrative facilities are located in 38 states, Puerto Rico and worldwide in 44 foreign countries. Our motion control technology is used in products of our two principal business segments, Industrial and Aerospace, and also in our third segment, Other. The products are sold as original and replacement equipment through product and distribution centers worldwide. We market our products through our direct-sales employees, independent distributors, sale representatives and builder/dealers. Our products are supplied to over 425,000 customers in virtually every significant manufacturing, transportation and processing industry.

     Parker was incorporated in Ohio in 1938. Its principal executive offices are located at 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, telephone
(216) 896-3000.

                                  RISK FACTORS

Any further downturn in the general economy could adversely affect our earnings and results of operations further.

     Our ability to be profitable depends in part on the varying conditions in the markets we serve, including the industrial and aerospace markets. These markets move in response to the overall business environment and demand for our products depends on general economic conditions. As a result, we have experienced, and in the future we expect to experience, fluctuations in our net sales and net income as general economic conditions have fluctuated. For example, the downturn in the general economy in fiscal 2002 adversely affected our business and results of operations as net sales (without giving effect to acquisitions or the inclusion of businesses previously classified as assets held for sale) decreased 12.4% for the first nine months of fiscal 2002 as compared to the prior year period, and net income decreased 51.3% for the first nine months of fiscal 2002 as compared to the prior year period. Over the past two fiscal years, the downturn in general economic conditions has negatively impacted our sales, which has resulted in an underabsorbtion of fixed costs and consequently lower operating margins. In addition, as the general economy has worsened, our product mix in certain markets has shifted to lower margin products. Consequently, if there is further degradation in the general economy, or in the industries that we sell our products and services, our business, results of operations and financial condition would be adversely affected.

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We may face limitations on our ability to complete acquisitions or successfully integrate acquired businesses.

     We expect to continue our strategy of identifying and acquiring businesses with complementary products and services that we believe will enhance our operations and profitability. However, we cannot give any assurance that we will be able to continue to find suitable businesses to purchase or that we will be able to acquire such businesses on acceptable terms.

     In addition, we cannot guarantee that we will be able to successfully integrate any business that we purchase into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. If we are unable to complete the integration of new businesses in a timely manner, our results of operations and financial condition could be adversely affected.

We are subject to risks relating to our foreign operations.

     Foreign operations represent a significant portion of our business. For the first nine months of fiscal 2002, approximately 29% of our revenue was derived from customers outside of the United States. We expect revenue from foreign markets to continue to represent a significant portion of our total revenue. In addition, we own or lease operating facilities in over 40 foreign countries. Our foreign operations are subject to risks in addition to the risks of our domestic operations. The risks that relate to our foreign operations include:

     o potential political, economic and social instability in the foreign countries in which we operate;

     o    imposition of or increases in currency exchange controls;

     o    potential inflation in the applicable foreign economies;

     o imposition of or increases in import duties and other tariffs on our products;

     o imposition of or increases in foreign taxation of our earnings and withholding on payments received by us from our subsidiaries;

     o    regulatory changes affecting our international operations; and

     o    stringent labor regulations.

     If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations internationally, it could have a material effect on our business, results of operations or financial condition.

Demand for and supply of our products may be adversely affected by numerous factors, some of which we cannot predict or control, which could adversely affect our results of operations.

     Numerous factors may affect the demand for and supply of our products, including:

     o    changes in the market acceptance of our products;

     o    increased competition in the markets we serve;

     o    declines in the general level of industrial production; or


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     o    declines in the availability or increases in the prices of raw materials.

If any of these factors occur, the demand for and supply of our products could suffer, which would adversely affect our results of operations.

We operate in a highly competitive environment.

     Our domestic and foreign operations are subject to significant competitive pressures. To compete successfully, our Industrial Segment and Other Segment must excel in terms of product quality and innovation, customer service, manufacturing and distribution capability and competitive price, and our Aerospace Segment must excel on the basis of technological and engineering capability, quality, delivery and service, and price competitiveness. The financial resources of certain of our competitors may put us a competitive disadvantage.

We may be adversely affected by the impact of environmental and safety regulations to which we are subject.

     Our operations necessitate the use and handling of hazardous materials and, as a result, we are subject to various federal, state and local laws and regulations designed to protect the environment and to regulate the discharge of materials into the environment. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or the exposure to, hazardous materials. Among other laws, we are subject to the federal "Superfund" law, under which we have been designated as a "potentially responsible party" and may be liable for cleanup costs associated with various waste sites, some of which are on the U.S. Environmental Protection Agency's Superfund priority list. We could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws, including the Superfund law.

     We may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted in the future, these laws could have a material adverse effect on our business, results of operations or financial condition.

                   DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. These types of statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan" and "forecast." Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by the forward-looking statements. Those factors include:

     o changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments;

     o    ability of suppliers to provide materials as needed;

     o uncertainties surrounding timing, successful completion or integration of acquisitions;

     o competitive market conditions and resulting effects on sales and pricing;

     o increases in raw-material and other production costs that cannot be recovered in product pricing;


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     o    threats associated with terrorism;

     o    difficulties in introducing new products and entering new markets; and

     o uncertainties surrounding the global economy and global market conditions, including any federal government policies to stimulate the economy, interest rate levels and the potential devaluation of currencies.

     These and other factors are discussed in our reports filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events referred to in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or at our web site at www.phstock.com. Information contained in our web site is not a part of this prospectus.

                     INFORMATION WE INCORPORATE BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means:

     o    incorporated documents are considered part of the prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update this prospectus.

     We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934:

     o    Annual Report on Form 10-K for the year ended June 30, 2001;

     o Quarterly Reports on Form 10-Q for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002;

     o    Current Report on Form 8-K filed September 26, 2001;

     o the description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on September 8, 1967 and all amendments and reports filed for the purpose of updating that description; and

     o the description of our common share purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on February 3, 1997, as amended February 5, 1997.


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We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the offering of the securities terminates.

     You may request a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by telephoning or writing us at the following address:

                                    Secretary
                           Parker-Hannifin Corporation
                               6035 Parkland Blvd.
                           Cleveland, Ohio 44124-4141
                        Telephone Number: (216) 896-3000

                                 USE OF PROCEEDS

     All of the common shares offered by this prospectus are being offered by the selling shareholder. We will not receive any of the proceeds from the sale of the common shares offered by this prospectus.

                         DETERMINATION OF OFFERING PRICE

     The common shares are being registered for sale on a continuous basis pursuant to Rule 415 of the Securities Act of 1933 and the selling shareholder may sell the shares from time to time on one or more exchanges or the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately-negotiated transactions at prices and on terms prevailing at the time of any such sale. The price to the public, underwriting discounts and commissions and net proceeds to the selling shareholder from the sale of the shares will depend on the nature and timing of the sales and therefore will not be known until the sales are actually made, if at all.

                               SELLING SHAREHOLDER

The following table sets forth the information regarding the selling shareholder and the number of Parker common shares it may offer by this prospectus as of May 22, 2002. The information under the column entitled "Number of Shares Beneficially Owned After the Offering" assumes that all shares of common stock offered by this prospectus have been sold. To the best of our knowledge, except for the transactions contemplated by the Asset Purchase Agreement, dated as of May 10, 2002, among Camfil AB, Camfil Farr, Inc. (Delaware), Camfil Farr, Inc. (Canada), Farr Filtration Ltd., Parker-Hannifin plc and Parker, the selling shareholder has had no material relationship with us or any of our affiliates within the past three years.


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



                        Number of Shares                                    Number of Shares
                       Beneficially Owned          Number of Shares        Beneficially Owned
Name                  Prior to Offering (1)      Which May be Offered      After the Offering
----                  ---------------------      --------------------      ------------------
Camfil Farr, Inc., a         264,783                     264,783                   *
Delaware corporation

(1) The number of shares represents the number of shares issuable to the selling shareholder under the Purchase Agreement.

------
 *   Represents less than one percent of our common stock outstanding.

                              PLAN OF DISTRIBUTION

     We are registering all 264,783 shares on behalf of the selling shareholder. The selling shareholder or its pledgees, donees, transferees or other successors-in-interest selling shares received from the selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. The selling shareholder may also decide not to sell all the shares it is allowed to sell under this prospectus. The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling shareholder may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     o a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     o purchases by a broker-dealer as principal and re-sale by such broker-dealer for its account pursuant to this prospectus,

     o an exchange distribution in accordance with the rules of such exchange,

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     o    privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in the re-sales.

     The selling shareholder may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling shareholder. The selling shareholder also may sell shares short and redeliver shares to close out such short positions. The selling shareholder may enter into option or other transactions with broker-dealers which require the delivery of


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shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholder also may lend or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or the selling shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the re-sale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares.

     The shares may be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common shares for a period of two business days prior to the commencement of such distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common shares by the selling shareholder. We will make copies of this prospectus available to the selling shareholder and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424 under the Securities Act of 1933 upon being notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     o the name of the selling shareholder and of the participating broker-dealer(s),

     o    the number of shares involved,

     o    the price at which such shares were sold,

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     o    other facts material to the transaction.


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     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

     Thomas A. Piraino, Jr., Parker's Vice President, General Counsel and Secretary, passed upon the validity of our common shares offered hereby.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


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                                 264,783 SHARES

                           PARKER-HANNIFIN CORPORATION

                                  COMMON SHARES







                           ---------------------------

                                   PROSPECTUS
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                                  May 23, 2002